SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. _)*

Synchrony Financial

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87165B103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87165B103	13G	Page 2

1		NAMES OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 705,270,833* (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 705,270,833* (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,270,833* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 84.6%* (See Item 4)
12		TYPE OF REPORTING PERSON CO; HC

*Includes all shares of common stock of the Issuer beneficially owned by GE Consumer Finance, Inc.

CUSIP No. 87165B103	13G	Page 3

1		NAMES OF REPORTING PERSONS General Electric Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 705,270,833* (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 705,270,833* (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,270,833* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 84.6%* (See Item 4)
12		TYPE OF REPORTING PERSON CO

*Includes all shares of common stock of the Issuer beneficially owned by GE Consumer Finance, Inc.

CUSIP No. 87165B103	13G	Page 4

1		NAMES OF REPORTING PERSONS GE Consumer Finance, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 705,270,833 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 705,270,833 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,270,833 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 84.6% (See Item 4)
12		TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer:

Synchrony Financial (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

777 Long Ridge Road, Stamford, Connecticut  06902

Item 2(a). Name of Person Filing:

This statement is being filed by each of:

General Electric Company (“GE”)
General Electric Capital Corporation (“GE Capital”)
GE Consumer Finance, Inc. (“GECFI”)

GECFI is a wholly-owned subsidiary of GE Capital, which is a wholly-owned subsidiary of GE.

GE, GE Capital and GECFI are referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of GE is located at 3135 Easton Turnpike, Fairfield, CT 06828.  The principal business office of GE Capital is located at 901 Main Avenue, Norwalk, CT 06851.  The principal business office of GECFI is located at 170 Election Road, Draper, UT 84020

Item 2(c). Citizenship:

GE is a New York corporation. Each of GE Capital and GECFI is a Delaware corporation.

Item 2(d). Title and Class of Securities:

Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”)

Item 2(e). CUSIP Number:

87165B103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2014, are incorporated by reference.

As of December 31, 2014, GE beneficially owned in the aggregate 705,270,833 shares of Common Stock, which were directly owned by GECFI, representing approximately 84.6% of the shares of Common Stock outstanding (based on 833,764,589 shares outstanding as of October 30, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

GENERAL ELECTRIC COMPANY

By:	/s/ Jonas Svedlund
	Name:	Jonas Svedlund
	Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Jonas Svedlund
	Name:	Jonas Svedlund
	Title:	Attorney-in-fact

GE CONSUMER FINANCE, INC.

By:	/s/ Alexander Dimitrief
	Name:	Alexander Dimitrief
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated February 13, 2015, by and among the Reporting Persons

2	Power of Attorney (General Electric Company), incorporated by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons with the SEC on July 30, 2014, with respect to the Issuer.

3
Power of Attorney (General Electric Capital Corporation), incorporated by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons with the SEC on July 30, 2014, with respect to the Issuer.